

Mail Stop 3561

March 31, 2011

<u>Via U.S. Mail</u>

Mr. Gao Zhentao, Chief Executive Officer
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shangdong Province
The People's Republic of China

>   **Re:**   **Yuhe International, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Form 10-K/A for the year ended December 31, 2009**
>   **Filed October 15, 2010 and March 29, 2011**
>   **File No. 001-34512**

Dear Mr. Zhentao:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief